Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

DEALINGS IN SECURITIES BY DIRECTORS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MiX TELEMATICS

Shareholders are referred to the unaudited interim financial results for the period ended September 30, 2018 published on November 1, 2018, wherein shareholders were informed that the MiX Telematics board of directors (“the Board”) had authorized a supplemental performance share award (“PSA”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”) in terms of which the Board had designated 8 000 000 ordinary shares (equivalent to 320 000 ADSs), to be awarded to eligible employees if the Company achieves both of the following constant currency targets at March 31, 2020:

-	cumulative subscription revenue for the 2019 and 2020 fiscal years of R3,588 million, and
-	cumulative Adjusted EBITDA for the 2019 and 2020 fiscal years of R1,322 million.

Half of this supplemental equity grant is being made now and the remaining half will be awarded at the beginning of fiscal 2020 if the Board believes the Company remains on track to meet the vesting targets listed above.

“The incentive targets are well in excess of the current and implied guidance we have provided to investors.” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics.  “This grant should be viewed by investors as a stretch target that the Board and management believes is potentially achievable if market trends remain favourable and the Company executes at an extremely high level. The Board believes it appropriately incentivises management to focus on delivering a balance of continued strong subscription revenue growth while at the same time generating additional margin expansion.”

Joselowitz continued “These targets were set at a budget rate for the year at R13.80 to the US Dollar.  Clearly, while we don’t know where the average rate going forward will end up, the programme is designed to incentivise true performance on a constant currency basis. In other words, if the average rate ends up with the Rand weaker than R13.80 to the Dollar, the required targets will be raised appropriately, and vice versa. This same methodology will apply to the other currencies which the Company transacts in.”

Robin Frew, MiX Telematics Chairman of the Board, said, “Our management team is always pushing the Company to deliver the best operational and financial results possible.  The Board believes this new supplemental equity award elegantly aligns the interests of the global management team and shareholders and provides a significant incentive if the Company is able to achieve these stretch financial targets set by the Board.”

Accordingly, shareholders are advised of the following information relating to the award and acceptance of PSAs under the LTIP, the vesting of which will occur on the finalisation and sign-off of the audited financial statements for fiscal 2020 (“vesting period”) and will be subject to continued employment and the satisfaction of both the performance conditions being the vesting targets listed above:

Transaction date:	November 13, 2018
Class of securities:	PSAs in respect of ordinary shares

Award price per PSA:	Rnil
Nature of transaction:	Off-market acceptance of PSAs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of directors of MiX Telematics:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R10.24:
Stefan Joselowitz	400 000	R4 096 000.00
Charles Tasker	400 000	R4 096 000.00
Paul Dell	200 000	R2 048 000.00

Name of director of MiX Telematics International (Pty) Ltd:	Number of PSAs awarded:	Total deemed value calculated using the closing price on the day prior to the transaction date of R10.24:
Catherine Lewis Name of director of MiX Telematics Africa (Pty) Ltd and MiX Telematics Investments (Pty) Ltd:	400 000 Number of PSAs awarded:	R4 096 000.00 Total deemed value calculated using the closing price on the day prior to the transaction date of R10.24:
Gert Pretorius	400 000	R4 096 000.00

In addition to the awards granted to the five individuals disclosed above, a further 2 200 000 PSAs have been awarded to twelve other individuals globally (who are not directors of MiX Telematics nor directors of major subsidiaries of MiX Telematics).

November 14, 2018

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